Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116248

Western Ohio Financial Corporation
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Dear Western Ohio Stockholder:

It has come to our attention that the proxy card you received with your proxy statement/prospectus for the Special Meeting of stockholders of Western Ohio Financial Corporation (“Western Ohio”) to be held on August 17, 2004 at 10:00 a.m. at the Springfield Courtyard by Marriot, was not reflective of the amendment to the merger agreement between WesBanco, Inc. and Western Ohio as described in the proxy statement/prospectus. Accordingly, we are enclosing a new proxy card that reflects the amendment to the merger agreement. If you have already mailed your proxy card and do not wish to change your vote, you may do nothing and your shares will be voted with respect to the amended merger agreement as you indicated in your proxy card. If you desire to change your vote or have not mailed the proxy card we sent you earlier, please take the time now to complete and mail the enclosed blue proxy card.
The board of directors of Western Ohio believes that the merger is in the best interests of Western Ohio’s stockholders. The board has approved the merger with WesBanco, Inc. and recommends that you vote in favor of the proposal to approve the merger agreement.
Thank you for your prompt attention to this matter, and we regret any inconvenience this may have caused you.

Sincerely,
/s/ John W. Raisbeck
John W. Raisbeck
President and Chief Executive Officer